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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF MARCH, 2002


                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 Ameshoff Street
                                 Braamfontein
                               Johannesburg 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)


   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F X            Form 40-F
                                ---                     ---

       [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                         Yes                      No X
                            ---                     ---

==============================================================================

                          INCORPORATION BY REFERENCE


Sappi Limited's press release dated March 1, 2002 announcing appointment of two new directors to the board of directors of Sappi Limited, chairman's statement for annual general meeting of the shareholders of Sappi Limited, except for the last two sentences of the second paragraph thereof, the second sentence of the fourth paragraph thereof, and the last paragraph thereof, and Sappi Limited's press release dated February 25, 2002, except for the first paragraph thereof, the last sentence of the second paragraph thereof and the second sentence of the fourth paragraph thereof, furnished by the Registrant under this Form 6-K are incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.

                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SAPPI LIMITED



PRESS RELEASE



Johannesburg, 1 March 2002

TWO NEW DIRECTORS JOIN THE BOARD OF SAPPI

Global pulp and paper group Sappi today announced the following changes to its Board.

Professor Meyer Feldberg and Dr Len Konar have joined the Sappi board as non-executive directors.

Professor Feldberg has, since 1989, been the dean of Columbia Business School, New York, internationally recognised as one of the world's top schools. He is professor of management at Columbia, and is also a director of several major public companies in the United States of America, including Revlon, one of the world's best known names in cosmetics; Federated Department Stores, the largest department store group in the USA;, UBS Brinson Advisors Funds and Primedia Inc, one of America's largest publishing companies.

Dr Len Konar, a chartered accountant, is an independent corporate consultant based in Johannesburg. He was previously professor and head of the department of accountancy at the University of Durban Westville and serves as a non-executive director of several major South African public companies, including the Old Mutual. He is also a director of the South African Reserve Bank.

Both join the Board as from 1 March 2002.

Former Sappi executives Bill Hewitt and Ken Lechmere-Oertel, who have served on the Board for many years, retired by rotation at the Annual General Meeting on 25 February 2002 and, as previously reported, did not stand for re-election.


                                                                       - Ends-

Notes to Editors:

Abbreviated CV's of Professor Meyer Feldberg and Dr Len Konar.

Professor Feldberg is an MBA graduate of Columbia University with a PhD from the University of Cape Town. He has been a visiting professor at the Cranfield School of Management in England, the Sloan School of Management at Massachusetts Institute of Technology and at INSEAD in France. He has also held senior positions at Northwest University's JL Kellogg Graduate School of Management; Tulane University's AB Freeman School of Business and the Illinois Institute of Technology. In addition he serves on the Advisory Board of the British American Business Council.


He is also a director of several major public companies including Federated Department Stores, Revlon Inc, Primedia Inc, Brinson Advisors Funds and Select Medical Corporation.

Dr Konar, a chartered accountant, is a former executive director of the Independent Development Trust and a professor and head of department of accountancy at the University of Durban-Westville. He is the patron of the Institute of Internal Auditors South Africa and a member of the King Committee on Corporate Governance, the Securities Regulation Panel, the Corporate Governance and Risk Management Forums and the Institute of Directors.

He is also a non-executive director of Old Mutual SA, the South African Reserve Bank, Kumba Resources, Illovo Sugar, JD Group and Steinhoff Holdings, and chairs or serves on the audit committees of these boards and a number of listed companies and public sector corporations.


For further information:

Andre F Oberholzer
Corporate Affairs and Communication Manager
Sappi Limited

Tel +27 (0)11 407 8044
Fax +27 (0)11 403 8236
Andre.oberholzer@za.sappi.com

CHAIRMAN'S STATEMENT FOR ANNUAL GENERAL MEETING : 25 FEBRUARY 2002

WORLD MARKETS REMAIN DIFFICULT. HOWEVER, THERE ARE SIGNS THAT RETAIL SPENDING IS INCREASING IN THE USA AND THAT THE ECONOMY WILL START TO RECOVER.

INVENTORIES OF COATED WOODFREE PAPER HAVE BEEN SHARPLY REDUCED OVER THE LAST EIGHTEEN MONTHS SO THAT SHIPMENTS FROM PRODUCING MILLS HAVE BEEN MUCH LOWER THAN END USER CONSUMPTION. WE EXPECT SHIPMENTS TO RISE SOMEWHAT IN THE SHORT TERM TO MATCH CONSUMPTION. THEY COULD INCREASE SUBSTANTIALLY ONCE THE WORLD ECONOMIES TURN, ADVERTISING SPEND BEGINS TO RECOVER AND END USERS OF COATED PAPER START NORMALISING THEIR INVENTORIES.

WE CONTINUE TO FOCUS ON IMPROVING THE FUNDAMENTALS OF OUR BUSINESS WITHIN THE CONSTRAINTS OF THE CURRENT MARKET WITH ITS CHARACTERISTIC OF EXCESS CAPACITY. OUR ABILITY TO GROW OUR MARKET SHARE HAS BEEN LIMITED IN THE PAST YEAR BECAUSE OF THE EXTENT OF THE DOWNTIME WHICH WE HAVE TAKEN, BUT OUR GEOGRAPHIC SPREAD HAS HELPED MINIMISE THE IMPACT OF WEAKER REGIONAL MARKETS AND CURRENCY VOLATILITY ON OUR TOTAL BUSINESS. WE WILL CONTINUE TO CONTROL OUR COSTS AND FOCUS ON THE OPPORTUNITIES TO GROW OUR MARKET SHARE WHEN THE MARKET CHANGES.

THE STATE OF THE NORTH AMERICAN COATED PAPER MARKET IS OUR BIGGEST CHALLENGE - IT IS SEVERELY PRESSURED BY IMPORTED PRODUCT AT LOW PRICES. OUR OWN IMPORTS THERE ARE ALSO RISING SIGNIFICANTLY. WE ARE, HOWEVER, FOCUSSED ON TURNING THE BUSINESS AROUND AND EXPECT IT TO RETURN TO PROFITABILITY IN THE SECOND HALF OF THE YEAR. THE NEW CHIEF EXECUTIVE, KATHLEEN WALTERS, IS NOW ON BOARD AND MONTE HAYMON, THE RETIRING CHIEF EXECUTIVE IS WORKING WITH HER TO EFFECT A SMOOTH TRANSITION OF LEADERSHIP.

WE CONTINUE TO BE CAUTIOUSLY OPTIMISTIC THAT, PROVIDED THE WORLD ECONOMY DOES NOT DETERIORATE FROM ITS CURRENT PROJECTIONS, QUARTERLY EARNINGS PER SHARE FOR THE REST OF THE YEAR SHOULD IMPROVE TO LEVELS SIMILAR TO THOSE OF OUR FOURTH QUARTER 2001.

[GRAPHIC OMITTED]
                                                                  Johannesburg



Press Release


25 February 2002


SAPPI EXPECTS MARKETS TO IMPROVE SLOWLY IN SECOND HALF


Sappi announced at its AGM today (25 February 2002) that it expects to return its North American business to profitability in the second half of the year and that, provided the world economy does not deteriorate from its current projections, it still expects quarterly earnings per share for the rest of the year to improve to levels similar to those of the fourth quarter 2001.

"The state of the North American coated paper market is our biggest challenge as it is severely pressured by imported product at low prices. Our own imports there are also rising significantly," said Sappi Chairman Eugene van As. "Retail spending in the USA is increasing and the economy should start to recover soon. We are therefore confident of returning this business to profitability."

The new Chief Executive in North America, Kathleen Walters, has now joined the group and Monte Haymon, the retiring chief executive, is working with her to effect a smooth transition of leadership.

Consumer inventories of coated woodfree paper in all markets have been sharply reduced over the last eighteen months, resulting in shipments from producing mills being much lower than end user consumption. Sappi expects shipments to rise in the short term to match consumption, increasing substantially once the world economies turn, advertising spend begins to recover and end users of coated paper start normalising their inventories.

Van As concluded by saying that: "We continue to focus on improving the fundamentals of our business within the constraints of the current market excess capacity. Growing our market share has been limited in the past year due to the extent of the downtime we have taken, but our geographic spread has minimised the impact of weaker regional markets and currency volatility on our total business. We will continue to control our costs and focus on the opportunities to grow our market share when the market changes."


                                                                          ENDS

For further information:

Andre F Oberholzer
Corporate Affairs and Communication Manager
Sappi Limited

Tel +27 (0) 11 407 8044
Fax +27 (0) 11 403 8236
Andre.oberholzer@za.sappi.com

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SAPPI LIMITED

                                         by /s/ D. G. Wilson
                                            ---------------------------------
                                            Name:  D.G. Wilson
                                            Title: Executive Director:  Finance

Date:  March 6, 2002